UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Avadel Pharmaceuticals plc

2.	Name of Person Relying on Exemption:

ASL Strategic Value Fund, LP

3.	Address of Person Relying on the Exemption:

ASL Strategic Value Fund, LP
C/O Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

4.	Written Material. The following written materials are attached:

Press Release, dated June 30, 2025.

*          *          *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. ASL Strategic Value Fund, LP (together with its affiliates, “ASL Strategic Value Fund”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by ASL Strategic Value Fund.

PLEASE NOTE: ASL Strategic Value Fund is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

ASL STRATEGIC VALUE FUND ISSUES OPEN LETTER TO AVADEL SHAREHOLDERS

Calls for all Avadel Shareholders to vote AGAINST all Director Nominees at the upcoming Annual Meeting

GREENWICH, Conn. & CHESTERFIELD, Mo. – (BUSINESS WIRE) -- ASL Strategic Value Fund, LP (together with its affiliates, “ASL Strategic Value Fund” or “we”), a significant shareholder of Avadel Pharmaceuticals plc (NASDAQ: AVDL) (“Avadel” or the “Company”), today issued an open letter calling on Avadel’s shareholders to vote AGAINST all of the Company’s director nominees up for election at the 2025 annual general meeting of shareholders scheduled for July 29, 2025 (the “Annual Meeting”).

The full text of the letter is as follows:

Dear Fellow Avadel Shareholders: It has been approximately five months since we sent our previous letter to Avadel’s board of directors (the “Board”), dated February 10, 2025, where we called on the Board to embark on a new course of action designed to maximize the Company’s value for all of Avadel’s long-suffering shareholders. The Board has failed to appropriately respond. Accordingly, we now believe a new path forward is necessary and we urge you to vote AGAINST the Company’s director nominees at the Annual Meeting. Even if you have already voted, you may change your vote at any time before the vote is taken by submitting a proxy with a later date (but to be received by the Company by 10:00 a.m. (Irish Standard Time) on July 28, 2025).

Under our plan, the Company would distribute a contingent value right (“CVR”) to you, the Company’s shareholders, to receive any and all proceeds from the six lawsuits (or potential settlements) currently pending against Jazz Pharmaceuticals, Inc. At the recent Jefferies healthcare conference, Avadel’s CEO stated that just one of these lawsuits (going to trial in four months), could bring a recovery in excess of $1 billion.

Additionally, we again call on the Board to retain an investment bank to monetize the significant value inherent in the Company’s best-in-class asset LUMRYZ (sodium oxybate) (“LUMRYZ”). This drug has been found by the U.S. Food and Drug Administration (“FDA”) on two separate occasions to be "clinically superior" to any other sodium oxybate. Just last week the FDA granted orphan drug designation (“ODD”) for LUMRYZ for a new indication idiopathic hypersonia (“IH”). The regulatory pathway for an IH approval is now quite clear, and if approved by the FDA, this additional indication could add an additional $500 million to $1 billion to the Company’s annual revenues.

The status quo at AVDL is unacceptable. We are shocked and disappointed that Avadel’s management team has never mentioned that its primary mission is to create shareholder value for the owners of this company. This fact has been missing from the company's website, slide decks and virtually every shareholder presentation the Company has issued.

Further, over the past five years, the Company’s current management team has failed to create any value for the Company’s shareholders. In fact, the constant mis-steps with the launch of LUMRYZ and the constant mis-communication over the last several years with investors has destroyed significant shareholder value along with management’s credibility. Two years into the launch of the Company’s "best in class" and "clinically superior" drug, Avadel should have converted 40 to 50 percent of the existing sodium oxybate users to LUMRYZ. We believe that this number of switch patients would translate into approximately 6,000 to 8,000 patients currently on therapy versus the approximate 1,000 switch patients the company currently has. Further, we believe that these patients would have added approximately $600 to $800 million to revenues and approximately $5 to $7 per share to earnings. Not concentrating on this patient population was a major blunder made by management who only recently realized this mistake and has finally begun to focus its attention on this patient population.

The Board in turn has failed to act in accordance with its fiduciary responsibilities and hold management accountable for this failed track record. In fact, this failure has been rewarded by the Board with additional dilutive share awards to management including bonuses and option grants. During the last year the Company’s shareholders have lost hundreds of millions of dollars of market capitalization and the Company’s CEO was awarded $7.399 million of total compensation in 2024. The Company has recently made a number of new hires to build out its team. This again should have been an opportunity for the Board to add some much-needed talent to the team. Unfortunately, it looks like the Company ended up getting candidates with no particular track record of success.

The Company’s shareholders deserve better from this Board. Clearly all the many communications that the Board has received have been ignored and have fallen on deaf ears. We believe it is time for a stronger message to be sent to the existing Board. ASL Strategic Value Fund will be voting AGAINST each and every Avadel director that is standing for re-election at the upcoming Annual Meeting scheduled to be held on July 29, 2025. We also recommend that every other Avadel shareholder vote AGAINST the entire Board. According to the Company’s Proxy Statement issued in connection with the Annual Meeting, even if you have already voted, you may change your vote at any time before the vote is taken by submitting a proxy with a later date (but to be received by the Company by 10:00 a.m. (Irish Standard Time) on July 28, 2025). Directors are elected by ordinary resolution (a majority of the votes cast). If any director fails to receive the requisite vote, we expect the Company to abide by corporate governance “best practices” and facilitate each of such directors’ resignation(s) from the Board. Further, if that occurs, we believe the Company’s shareholders must have a say in selecting the new candidates to the Board that would (for once) be aligned with the interests of the owners of this Company.

To ensure that the vote at the upcoming election is fair and honest, I am calling for an impartial election monitor to be appointed (with the approval of the shareholders). In my letter to the Board, dated May 14, 2025, I stated that I had a negative experience in a prior Avadel director election with ASL Strategic Value Fund's votes being improperly counted. In that election our approximately 1.28 million shares, which were voted AGAINST each director were not counted or disclosed in the final vote count. It was only after our counsel had contacted the Company about this serious omission that a corrective 8-K was later quietly filed with a corrected vote count.

Lastly, Avadel has two very significant assets in LUMRYZ and the potential recoveries from its lawsuits against Jazz Pharmaceuticals, Inc. It is long past time that a new strategy be implemented to maximize value for the benefit of all of the Company’s shareowners.

As always I am available to discuss these matters.

Steven Braverman

Managing Partner

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ASL STRATEGIC VALUE FUND IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. ASL STRATEGIC VALUE FUND IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

About ASL Strategic Value Fund

ASL Strategic Value Fund is a Greenwich, CT based institutional money management firm, employing a disciplined approach to value investing.

Contacts

Steven Braverman

Managing Partner

ASL Strategic Value Fund

203/738-5836

Joseph Jaffoni

JCIR

212/835-8500